CURIAN SERIES TRUST
7601 Technology Way, Denver, Colorado 80237
(877) 847-4143

April 28, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Curian Series Trust; File Nos: 333-170606 and 811-22495
(THE ABOVE HEREINAFTER IS REFERRED TO AS THE “ASSURED”)

Dear Sir/Madam:

On behalf of the Assured, enclosed herewith for electronic filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 through 99-2, which collectively meet the requirements of romanettes (i) - (iii) of Rule 17g-1(g)(1)(a), as outlined herein below:

(i) A copy of the CNA Investment Company Fidelity Bond (“Fidelity Bond”) insuring the above referenced Assured, in the amount of $1 million, effective March 25, 2011, is attached as EXHIBIT 99-1;
(ii)
A copy of the Secretary Certificate reflecting the approval of the resolutions of a majority of Trustees of the Board of the Assured who are not “interested persons” of the Trust, approving the form and amount of the Bond is attached as EXHIBIT 99-2;

(iii) Premiums for the Bond have been appropriately paid from March 25, 2011 through the period ending March 25, 2012.

If there are any questions regarding this filing, please contact the undersigned, at (517) 367-4336.

Sincerely yours,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Chief Legal Officer & Secretary

Enclosures